

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

March 28, 2017

Paul Tomkins
Senior Vice President and Chief Financial Officer
Volt Information Sciences, Inc.
1133 Avenue of the Americas
New York, NY 10036

      Re: Volt Information Sciences, Inc.
              Form 10-K for Fiscal Year Ended October 30, 2016
              Filed January 12, 2017
              File No. 1-9232

Dear Mr. Tomkins:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                 Sincerely,

                 /s/ Terry French for

                 Carlos Pacho
                 Senior Assistant Chief Accountant
                 AD Office 11 – Telecommunications